Exhibit 77Q(1)(e)

New or Amended Investment Advisory Contracts

Investment Advisory Agreement dated October 28, 2016 by and between Brown Capital Management Mutual Funds (the “Registrant”) and Brown Capital Management, LLC, as Advisor to The Brown Capital Management Mid Company Fund, The Brown Capital Management Small Company Fund, The Brown Capital Management International Equity Fund, and The Brown Capital Management International Small Company Fund is filed herewith.